September 24, 2025

Adi Zuloff-Shani, Ph.D.
Chief Executive Officer
Clearmind Medicine Inc.
101     1220 West 6th Avenue
Vancouver, British Columbia V6H1A5

       Re: Clearmind Medicine Inc.
           Registration Statement on Form F-1
           Filed September 19, 2025
           File No. 333-290404
Dear Adi Zuloff-Shani Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   David Huberman, Esq.